SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

WGL HOLDINGS, INC.
WASHINGTON GAS LIGHT COMPANY
HAMPSHIRE GAS COMPANY
BRANDYWOOD ESTATES, INC.
CRAB RUN GAS COMPANY

WASHINGTON GAS RESOURCES CORP.
PRIMARY INVESTORS, LLC

File No. 70-9653

(Public Utility Holding Company Act of 1935)

) ) ) ) ) ) ) ) ) ) ) ) )	Certificate of Notification No. 1 Pursuant to Rule 24 Transactions During Period November 1, 2000 through December 31, 2000

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission Orders dated October 13, 2000 (HCAR No. 27253) and November 13, 2000 (HCAR No. 27276). Those orders authorized financing transactions that are described more fully in the Form U-1 Application, filed March 31, 2000, as amended by Forms U-1/A Application/Declaration, filed on July 7, 2000 and October 13, 2000. This Certificate of Notification provides financial information required by the aforementioned Orders covering the period November 1, 2000 (the beginning of the Authorization Period) through December 31, 2000. In addition, this Certificate of Notification includes certain information associated with WGL Holdings Inc. (WGL Holdings) Money Pool and certain investments in consumer financing companies.

Confidential treatment is requested for the Company's response to certain information, pursuant to Rule 104(b). In instance in which the Company is requesting such confidential treatment is identified immediate before the Company's response and is printed with a red typeface:

  The sales of Common Stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale:

  During the period covered by this Certificate of Notification, WGL Holdings issued no preferred stock or long-term debt. Further, there were no public issuances of previously unissued stock by WGL Holdings during that period.

  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any stock plan or otherwise.

  During the period covered by this Certificate of Notification, WGL Holdings did not issue previously unissued shares of common stock under any stock plan or otherwise. Further, WGL Holdings did not grant any options during the period covered by this Certificate of Notification for the subsequent issuance of Common Stock under any such plan.

  If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value of the company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

  During the period covered by this Certificate of Notification, no such common stock was issued by WGL Holdings or its subsidiaries.

  The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity linked securities issued directly or indirectly during the quarter by WGL Holdings:

  During the period covered by this Certificate of Notification, no long-term debt, preferred stock or other forms of preferred or equity linked securities were issued directly or indirectly by WGL Holdings.

  The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas during the quarter:

  On December 28, 2000, WGL Holdings issued $5,900,000 of commercial paper at a discount rate of 6.63%, which matured on January 2, 2001.

  During the period covered by this Certificate of Notification, Washington Gas Light Company issued commercial paper with maturities ranging from 1 to 43 days at discount interest rates ranging from 6.524% to 6.734%. During the period covered by this certificate, the maximum principal balance of such commercial paper outstanding at any time was $244,400,000.

  Confidential treatment for the following portion of the Company's response to this item is requested pursuant to Rule 104(b).

  The name of the guarantor and the beneficiary of any WGL Holdings guarantee or Nonutility Subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter:

  Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

  Neither WGL Holdings nor its subsidiaries filed a Form U-6B-2 that was applicable to the period covered by this Certificate of Notification.

  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

  See SEC Form 10-Q for the quarter ended December 31, 2000, which was filed on February 14, 2001 by WGL Holdings and Washington Gas Light Company as co-registrants. That SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings and Washington Gas Light Company, and is incorporated herein.

  Confidential treatment for the portion of this response applicable to the following information regarding jurisdictional financings by nonutility subsidiary companies is requested pursuant to Rule 104(b).

  Formation of intermediate or financing subsidiaries and investment therein:
Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

SIGNATURE
 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.

By: /s/ R. E. Tuoriniemi .

R. E. Tuoriniemi
Controller

Date: February 28, 2001